Exhibit 4.2

Professional Diversity Network, Inc.

Description of Securities Registered

Under Section 12 of the Securities Exchange Act of 1934

Our common stock, par value $0.01 per share, is the only class of our securities registered under the Securities Exchange Act of 1934, as amended. The following summary is a description of the material terms of our common stock. This summary is not meant to be complete and is qualified by reference to the applicable provisions of the Delaware General Corporation Law (“DGCL”) and our certificate of incorporation and bylaws, each as amended, copies of which are filed as exhibits to our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

Authorized Capitalization

Our authorized capital stock consists of 45,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Dividends. Subject to preferential dividend rights of any other class or series of stock, the holders of shares of our common stock are entitled to receive dividends, including dividends of our stock, if, as and when declared by our board of directors, subject to any limitations applicable by law and to the rights of the holders, if any, of our preferred stock.

Liquidation. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of our common stock will be entitled to share ratably in all assets that remain, subject to any rights that are granted to the holders of any class or series of preferred stock.

Voting Rights. For all matters submitted to a vote of stockholders, each holder of our common stock is entitled to one vote for each share registered in the holder’s name. Holders of our common stock vote together as a single class. There is no cumulative voting in the election of our directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of Preferred Stock, a majority of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director.

Other Rights and Restrictions. Subject to the preferential rights of any other class or series of stock, all shares of our common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of our common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. Our Amended & Restated Certificate of Incorporation and Amended & Restated Bylaws do not restrict the ability of a holder of our common stock to transfer the holder’s shares of our common stock.

The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.

Effect of Issuance of Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. None of such authorized shares are presently outstanding. With respect to each such series, our board of directors has the authority to fix the designation, powers, preferences, relative rights, qualifications and restrictions of such series. In particular, our board of directors has authority with respect to each series of preferred stock to determine the number of shares constituting such series and the distinctive designation of such series, dividend rate and relative rights of priority of payment of dividends, voting rights, conversion rights, terms of redemption, terms and amount of any sinking fund, rights upon liquidation, dissolution or winding up, and relative rights of priority of payment and any other relative rights, preferences and limitations of the shares of such series.

Our board of directors may from time to time increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of such series then outstanding, by providing that any unissued shares previously assigned to such series shall no longer constitute part thereof and restoring such unissued shares to the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by our stockholders.

The rights of the holders of our common stock would be subject to the rights of holders of any preferred stock issued in the future. The effects of such issuance, among other things, could include dilution in the voting power of the common stock if the preferred stock has voting rights and the reduction or restriction of the rights of holders of common stock to receive a payment in the event of our liquidation, dissolution or winding up. The issuance of preferred stock may render more difficult or expensive or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Law

Some provisions of Delaware law, our Amended & Restated Certificate of Incorporation and our Amended & Restated Bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

●	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

●	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The term “business combination” is broadly defined to include a broad array of transactions, including mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and some other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

Our Amended & Restated Certificate of Incorporation and Our Amended & Restated Bylaws

Provisions of our Amended & Restated Certificate of Incorporation and our Amended & Restated Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our Amended & Restated Certificate of Incorporation and Bylaws:

●	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by a majority of directors then in office, even if less than a quorum, or by the sole remaining director;

●	provide that our Amended & Restated Certificate of Incorporation may be amended by the affirmative vote of the holders of at a majority of our then outstanding voting stock;

●	provide that special meetings of our stockholders may only be called by a chairperson, a majority of the directors then in office, our Chief Executive Officer (or our President in the absence of our Chief Executive Officer), or stockholders holding at least 25% or more of the total voting power of the outstanding shares of capital stock of the Company entitled to vote; and

●	provide that our Amended & Restated Bylaws can be amended by our board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Listing

Our common stock is listed on NASDAQ under the symbol “IPDN.”